SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)*

                           Delaware Otsego Corporation
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                   246244 10 7
                                  (Cusip Number)

                                 Alan A. Rudnick
                          Vice President-General Counsel
                             and Corporate Secretary
                                 CSX Corporation
                               901 East Cary Street
                             Richmond, Virginia  23219
                                  (804) 782-1400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 8, 1997
                       (Date of Event which Requires Filing
                                of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

         Check the following box if a fee is being paid with this statement. []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         (continued on following page(s))

         The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




         1    NAME OF REPORTING PERSONS                  CSX CORPORATION

              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             62-1051971
         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) []
                                                                  (b) []

         3    SEC USE ONLY

         4    SOURCE OF FUNDS

              WC

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         []
              REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

         6    CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

         7    SOLE VOTING POWER

              0

         8    SHARED VOTING POWER

              110,250

         9    SOLE DISPOSITIVE POWER

              0

         10   SHARED DISPOSITIVE POWER

              110,250

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              110,250

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           []
              EXCLUDES CERTAIN SHARES

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.0%

         14   TYPE OF REPORTING PERSON

              CO






         1    NAME OF REPORTING PERSONS     CSX TRANSPORTATION, INC.

              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             54-6000720

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) []
                                                                  (b) []

         3    SEC USE ONLY

         4    SOURCE OF FUNDS

              WC

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            []
              IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

         6    CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

         7    SOLE VOTING POWER

              0

         8    SHARED VOTING POWER

              110,250

         9    SOLE DISPOSITIVE POWER

              0

         10   SHARED DISPOSITIVE POWER

              110,250

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              110,250

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           []
              EXCLUDES CERTAIN SHARES

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.0%

         14   TYPE OF REPORTING PERSON

              CO

              This Amendment No. 2 to Schedule 13D, originally filed February 12, 1996 and subsequently amended (as amended, the "Schedule 13D"), by (i) CSX Corporation, a Virginia corporation ("CSX"), which has its principal executive offices at 901 East Cary Street, Richmond, Virginia 23219, and (ii) CSX Transportation, Inc., a Virginia corporation ("CSTX"), which has its principal executive offices at 500 Water Street, Jacksonville, Florida 32203, relates to the common stock of Delaware Otsego Corporation (the "Company"), whose principal executive offices are at 1 Railroad Avenue, Cooperstown, New York 13326. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the
         Schedule 13D.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER
                   CONSIDERATION.

              Item 3 of the Schedule 13D is hereby amended by the addition of the following:

              In the event of an acquisition of the Company as proposed by the Letter (as defined below), necessary funds for CSX would be provided from working capital.

         ITEM 4.   PURPOSE OF TRANSACTION.

              Item 4 of the Schedule 13D is hereby amended by the addition of the following:

              On August 8, 1997, Mr. Walter G. Rich ("Mr. Rich"), the Company's President and Chief Executive Officer, together with CSX and NSC, delivered a proposal letter (the "Letter") to the Board of Directors of the Company in the form attached hereto as Exhibit 2. Reference is hereby made to the Letter, filed as
         Exhibit 2 hereto, for the terms of such proposal letter. CSX has engaged and expects to continue to engage in discussions with representatives of the Company relative to such proposal letter.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   This filing excludes all shares and options with respect to shares of Common Stock of the Company beneficially owned by Mr. Rich, as to which Mr. Rich possesses sole voting and dispositive power.

         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   RELATIONSHIPS WITH SECURITIES OF THE ISSUER.

              Reference is hereby made to the information set forth under Item 4 above.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 2 -- Letter, dated August 8, 1997.








                                   SIGNATURES


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: August 11, 1997

                                       CSX CORPORATION


                                       By:  /s/ Mark G. Aron
                                            Mark G. Aron
                                            Executive Vice President -
                                            Law and Public Affairs


                                       CSX TRANSPORTATION, INC.


                                       By:  /s/ William M. Hart
                                            William M. Hart
                                            Vice President -
                                            Corridor Development